Exhibit 99.4

SRMG VENTURES ANNOUNCES STRATEGIC INVESTMENT IN ANGHAMI, MENA’S LEADING MUSIC AND ENTERTAINMENT STREAMING PLATFORM

■	SRMG Ventures, the venture capital arm of SRMG, makes its third investment with a $5 million investment in Anghami.

■	SRMG, the largest integrated media group in the Middle East and North Africa (MENA), is committed to fostering the region’s media and entertainment ecosystem by identifying market opportunities, meeting consumer demand and creating new revenue streams.

■	Anghami will leverage SRMG’s extensive media network to accelerate its growth by creating new experiences for users and opportunities for artists, and collaborating to expand the legal consumption of music and audio content in the MENA region.

Riyadh, Saudi Arabia – August 21, 2023: SRMG Ventures, the venture capital arm of SRMG, has today announced a $5 million investment in Anghami Inc. (NASDAQ: ANGH), the leading music and entertainment streaming platform in the MENA region. An investment by the MENA region’s largest integrated media group in Anghami, marks a significant development in the region’s rising music and audio industry. SRMG Ventures will bolster Anghami’s growth trajectory through its extensive media reach, content library, and portfolio of leading assets in audio/podcasts and enable it to capture a larger share in the fast-growing sector that is forecasted to reach $700M in 2026*.

Anghami has established itself as the region’s leading music and entertainment streaming platform. With 120 million registered users (a significant increase from 75 million users in 2021), a substantial subscriber base and a catalogue comprising more than 100 million songs, Anghami is the go-to platform for Arabic and International music, podcasts and entertainment.

Since launching in 2012, Anghami has broadened its portfolio beyond music streaming. It now provides in-house productions, branded music and video content, concerts and live events, a record label for Arab artists, podcasts, a music lounge with live entertainment, exclusive and original Arabic content, along with its renowned music streaming service.

SRMG Ventures’ investment in Anghami reflects its unique and leading position in the promising music and audio segment of the media industry. The MENA music and audio industry is forecasted to grow at a CAGR of 11%*, outpacing the global market. This rapid growth, further highlighted by the rising prominence of Arab stars and local talent, coupled with the strategic presence of international labels including Warner, Universal, and Sony, is cementing MENA’s position as a pivotal player in the global music landscape.

Anghami’s breadth of data and its leading distribution capabilities present compelling collaboration opportunities with SRMG. Billboard Arabia, the latest addition to SRMG’s media portfolio, will introduce several charts using data from the leading digital streaming platforms – including Anghami – to highlight the artists and songs driving the global and regional music industry. In addition, Thmanyah, Independent Arabia, and Hia, all notable audio content creator outlets under SRMG, are already present within the Anghami platform, setting the stage for continued collaboration between SRMG and Anghami.

Jomana R. Al-Rashid, CEO of SRMG, said: “Audio consumption is growing fast in the MENA region. In 2022 alone, the market size for audio increased by 35%. This demand coupled with the commercial opportunity it presents makes digital audio and media one of the investment priorities for SRMG Ventures. These opportunities are also demonstrative of our strategy and commitment to support and develop the media ecosystem, act as a catalyst for further growth and enhancement of SRMG’s offerings and services. Today, Anghami has been able to secure one of the largest user bases in audio streaming in the region, and has developed an impressive platform with extensive technological capabilities – a testament to the leadership of founders Elie Habib and Eddy Maroun. We’re looking forward to working closely with the Anghami team to realize our shared vision of elevating the region’s media and entertainment industry.”

Eddy Maroun, Co-founder & CEO of Anghami, said: “This investment from SRMG Ventures marks a significant milestone for Anghami. We have continually evolved to meet our audience’s changing demands and support the region’s rising entertainment and music industry. Working together with SRMG, a leader and innovator in regional media, Anghami will be able to unlock further opportunities to champion the music ecosystem. This partnership will propel regional artists to greater heights, expand their global reach, and create new touchpoints for our users and artists alike.”

SRMG Ventures’ investment in Anghami aligns with the Group’s strategy to invest in businesses and areas of commercial growth, focusing on media creators, immersive and interactive entertainment, and digital media platforms and enablers that are at the forefront of technological and creative innovation. SRMG Ventures inaugural investments included Telfaz11, a Saudi based creative media studio, and Vuz, a leading VR-enabled social media application. As part of the investment agreement, SRMG will be invited to join Anghami’s board of directors and will have the opportunity to increase its investment in Anghami in the future.

References:

*As per PwC’s Global Entertainment & Media Outlook 2022-2026 for Saudi Arabia, UAE, Egypt, and Rest of MENA

-ENDS-

ABOUT SRMG:

SRMG is the largest integrated media group from the MENA region. With a +50-year legacy responsible for many regional firsts, SRMG has built a portfolio of over 30 outlets – including Asharq Al-Awsat, Asharq Network which includes Asharq News and Asharq Business with Bloomberg, Arab News, Independent Arabia, Sayidaty, Hia and more.

Through its diversified platforms, SRMG brings quality news and information to an audience of millions across 4 continents in 7 languages. SRMG provides access to the biggest stories and issues, including exclusive news and in-depth analysis in an innovative way to help convey all regional and global events.

A champion of regional creativity, ideas, and innovation, SRMG has now expanded beyond media – diversifying its business to include book publishing, events and experiences, research and advisory, content production, venture capital and more. Leveraging its experience and knowledge of the region – and supported by global talent and partners – SRMG aims to unlock the possibilities of the future.

For more information, please visit: https://www.srmg.com, or contact:

Media Contact:

Anthony Dykes

Senior Communications Manager, SRMG

Email: anthony.dykes@srmg.com

Mobile: +966 53 780 3028

ABOUT ANGHAMI:

The first, most established and fastest growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world. Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. It has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com, or contact:

Media Contact:

Marian Bahader

press@anghami.com

Investor Relations:

ir@anghami.com

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